Exhibit 99.1

Brenmiller Reports Operational Update and 2023 Full Year Financial Results

●	Commercial sales included two major milestone projects, more expected in 2024

●	Launched bGen™ ZERO and opened gigafactory in Israel to support potential sales of up to $200M

●	Plans for additional plants to open 2027-2028 based on anticipated growth in the U.S. and Europe

●	Plans to establish a global network of JV partnerships

Rosh Ha’ayin, Israel, March 19, 2024 – Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a global leader in thermal energy storage (“TES”), published on March 18, 2024 its financial results as of and for the twelve months ended December 31, 2023, in addition to operational and recent business development updates.

Management Commentary

“Brenmiller had a strong year in 2023, finalizing key commercial agreements that will generate recurring revenue streams for the company while reducing costs and carbon footprint for our customers. We’re excited to carry this momentum forward in 2024, as we anticipate revenue growth through several channels, including direct sales, local developer partnerships, and distributor collaborations,” stated Brenmiller’s Chairman and CEO, Avi Brenmiller.

“Our current focus is small-to-medium sized electricity-to-heat projects in the range of $5 to $15 million, and we will seek to expand to larger projects in the near term as revenues grow. Having already benefitted from grants for several of our projects, we continue to focus on grant-backed projects to improve margins and returns. Current grant and tax incentive plans in Europe and the U.S. are attractive and offer our potential customers a favorable return on investment.”

“In 2023, we inaugurated our new facility in Israel, the first gigafactory of its kind in the world, to support potential sales of up to $200 million. As we expect growth in demand in the U.S. and Europe, we may establish additional plants in those key markets in order to provide local supply, faster delivery, and lower transportation costs. Brenmiller continuously innovates and this year we launched our next-generation bGen™ ZERO. Our five-year R&D plan includes ramping bGen™’s storage media temperature, enabling cost reduction and opening additional market segments.”

"During the last year, we aggressively pursued business development and invested in our new gigafactory, while being very prudent with cash management. Our cash used in operating activities and our net loss both narrowed. We will continue to optimize operational and cash efficiencies while pursuing increased revenues. We believe we have the best thermal energy storage solution in a massive global market that is recognizing storage is the key link to achieving net zero emissions.”

Projects to Generate Recurring Revenues, Deliver Customer Savings & Reduce Carbon Footprint

●	Successfully handed over first bGen™ system in the U.S. to State University of New York (SUNY): On February 6, 2024, Brenmiller completed all required system tests and operator training for its first bGen™ installation in the U.S. and handed the system over to a SUNY campus. bGen™ is expected to eliminate approximately 550 metric tons of greenhouse gas emissions for SUNY annually. The project was developed and deployed in partnership with the New York Power Authority, the largest state power organization in the U.S., and financed in part by a grant from the Israel-U.S. Binational Industrial Research and Development (BIRD) Foundation.

●	$3.55 million agreement to supply clean electric heat to Wolfson Hospital: On February 1, 2024, Brenmiller signed a 7-year definitive agreement for a $3.55 million project to supply electric process heat to Wolfson Hospital, a public medical center located near Tel Aviv, in Holon, Israel. Brenmiller will generate recurring revenues on an energy-as-a-service (EaaS) model. The project benefits from a grant of up to $450,000 from the Israel Innovation Authority. bGen™ ZERO will replace Wolfson Hospital’s old diesel boilers that are both costly and polluting. bGen™ ZERO has the potential to save Wolfson Hospital up to $1.3 million annually and reduce the hospital’s local carbon footprint by 3,900 tons per year, according to the Israeli Ministry of Finance.

●	EaaS project with Tempo (Heineken) to be completed in 2025, estimated to save $7.5 million with 32MWh TES system: On October 11, 2023, Brenmiller signed a contract with Tempo Beverages Ltd., partially owned by Heineken International B.V., one of Israel’s largest producers and distributors of beverages. bGen™ ZERO will replace Tempo’s heavy fuel oil boilers at its plant in Netanya, Israel, and produce sustainable process steam using solar photovoltaic (“PV”) energy and off-peak grid power when electricity rates are most affordable. Brenmiller estimates this will save Tempo $7.5 million over 15 years, eliminate the use of approximately 2,000 tons of heavy fuel oil annually, and mitigate over 6,200 tons of carbon emissions each year. The project, which benefits from a grant of approximately $595,000 from the Israeli Ministry of Environmental Protection and is expected to be completed by the end of the first half of 2025.

Accelerating growth by the planned establishment of a global network of JVs with local developers and working with distributers

●	Plans to ramp sales across Europe through a new joint venture with Green Enesys and Viridi: On August 23, 2023, Brenmiller signed a term sheet with European renewable energy developers Green Enesys and Viridi to establish a new joint venture in Spain. The new entity will deliver Brenmiller’s products, including the bGen™ and bGen™ ZERO, through an EaaS business model, beginning in Spain, Germany, and France.

●	MoU with Green Enesys and Viridi to develop new-build hydrogen and e-methanol projects in Europe: Brenmiller signed a non-binding memorandum of understanding ("MoU") with SolWinHy Cádiz S.L, a special purpose company jointly owned by Green Enesys Group and Viridi RE, on December 13, 2023, to develop new-build hydrogen and e-methanol projects. As part of the MoU, bGen™ has been selected as the preferred solution for the Spain-based Cadiz project which is designed to produce 29,000 tons of green e-methanol annually and is expected to provide energy storage for wind and solar powered facilities producing 220 MW of electricity completely off-grid.

●	MoU with India’s largest solar panel manufacturer Waaree Energies to deploy thermal energy storage projects in India: Under the terms of the MoU signed on July 26, 2023, Brenmiller and Waaree will jointly explore, develop, and deploy solar-powered TES systems in India, subject to entry into a definitive agreement. Solar-powered bGen™ thermal energy storage systems can help India meet its goal of transitioning to a 50% renewable energy supply by 2030.

●	Plans to boost commercial traction in U.S. through a distribution agreement with RSP Systems: On January 11, 2024, Brenmiller signed a non-binding MoU with New York-based RSP Systems for a distribution agreement. Subject to negotiating and execution of definitive agreements, RSP Systems would be the exclusive distributor of bGen™ in the U.S. Northeast Region. RSP Systems has prior experience working with Brenmiller on its first project in the U.S., combining Brenmiller’s TES with a Capstone turbine to reduce greenhouse gas emissions and create monetary savings.

Awards

●	TIME’s Best Inventions of 2023 named bGen™ as one of the best inventions of the year in the Green Energy category.

●	Bloomberg selected Brenmiller as a 2024 BNEF Pioneers Finalist for being an innovative industrial decarbonization company that has a technology to overcome the key challenges to achieving net-zero.

Research and Development

Research and development expenses, net for the year ended December 31, 2023, decreased by 32% to $3,178,000, compared to $4,695,000 for the year ended December 31, 2022. This decrease was primarily due to the $388,000 reduction in payroll and related expenses, a $950,000 reduction in expenditure on materials used in our research and development projects and a $382,000 reduction in depreciation and other expenses in the year ended December 31, 2023, compared to the year ended December 31, 2022.

This decrease of research and development expenses was offset by a decrease of $183,000 in government grants received in the year ended December 31, 2023, compared to the year ended December 31, 2022.

The Company expects research and development will not change significantly as it continues to develop storage units and bGen™ technology.

The following table discloses the breakdown of net research and development expenses for the year ended December 31, 2023 and 2022:

	Year Ended December 31,
Dollars in thousands	2023	2022

Salary and related expenses	$2,268	$2,656
Consultants and subcontractors	388	441
Expenditure on materials	70	1,020
Depreciation and other	104	486
Office maintenance	440	367
	3,270	4,970
Less – grants	(92)	(275)
Total	$3,178	$4,695

Balance Sheet Update

As of December 31, 2023, Brenmiller had cash and cash equivalents of $3.18 million, a net decrease of $3.33 million from $6.51 million on December 31, 2022. This is attributable primarily to fund raising net proceeds during 2023 of approximately $6.3 million which included participation from Brenmiller management, offset by net cash used in operating activities of $6.9 million and an additional $2.6 million used in connection with the Company’s Dimona production facility. In January 2024, the Company raised approximately $4 million in gross proceeds in an offering registered with the Securities and Exchange Commission (“SEC”).

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen™ thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen™, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: future revenue streams for the company while reducing costs and carbon footprint for the Company’s customers; achieving revenue growth through several channels, including direct sales, local developer partnerships, and distributor collaborations; expanding to larger projects in the near term as revenues grow; grant and tax incentive plans in Europe and the U.S. are attractive and offer potential customers a favorable return on investments; the gigafactory’s potential to support sales of up to $200 million; expected growth in demand in the U.S. and Europe and the establishment of additional plants in those markets in order to provide local supply, faster delivery, and lower transportation costs; continued optimization of operational and cash efficiencies while pursuing increased revenues; that bGen™ will eliminate approximately 550 metric tons of greenhouse gas emissions for SUNY annually; bGen™ ZERO potential to save Wolfson Hospital up to $1.3 million annually and reduce the hospital’s local carbon footprint by 3,900 tons per year; estimation that bGen™ ZERO will save Tempo $7.5 million over 15 years, eliminate the use of approximately 2,000 tons of heavy fuel oil annually, and mitigate over 6,200 tons of carbon emissions each year, and that the project is expected to be completed by the end of the first half of 2025; the establishment of a global network of JVs with local developers and working with distributers; entering into definitive agreements following signed MoUs; the Company’s expectations that research and development will not change significantly as it continues to develop storage units and bGen™ technology. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com

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